CMA Multi-State Municipal Series Trust
Series Number: 13
File Number: 811-5011
CIK Number: 810598
CMA Arizona Municipal Money Fund
For the Period Ending: 03/31/2005

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner, & Smith Inc., for the year ended March 31, 2005.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

04/15/2004	$7,500	Mesa Ariz Indl Dev Auth	1.09%	01/01/2029
04/23/2004	7,950	Mesa Ariz Indl Dev Auth	1.09	01/01/2029
05/21/2004	2,500	Mesa Ariz Indl Dev Auth	1.03	01/01/2029
05/27/2004	3,600	Mesa Ariz Indl Dev Auth	1.03	01/01/2029
07/21/2004	6,500	Puerto Rico Commonwealth	0.99	12/01/2015
11/29/2004	1,550	Mesa Ariz Indl Dev Auth	1.64	01/01/2029
01/27/2005	2,500	Mesa Ariz Indl Dev Auth	2	01/01/2029